UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Eni SpA

(Exact name of registrant as specified in its charter)

Republic of Italy	1-14090	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1, piazzale Enrico Mattei – 00144 Roma - Italy

(Full mailing address of principal executive offices)

Francesco Esposito Eni SpA

1, piazza Ezio Vanoni

20097 San Donato Milanese (Milan) - Italy Tel +39 02 52061632 - Fax +39 06 59822575

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1              Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure — Eni SpA, a company incorporated under the laws of Italy, ticker symbol “E”, has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.01 to this Form SD. This Form SD and the attached Exhibit “Conflict Minerals Report” are posted to our website at https://www.eni.com/assets/documents/form-sd.pdf.

Item 1.02. Exhibit.

Conflict Minerals Report as required by Item 1.01.

Section 2              Exhibits

Item 2.01. Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eni SpA
(Registrant)

By	/s/ Francesco Esposito
Francesco Esposito
Head of Accounting and Financial Statements Department

Dated: May 30, 2023